VIRAL GENETICS, INC.
1321 Mountain View Circle
Azusa, CA 91702
Telephone: (626) 224-5310
Fax: (626) 224-5324

November 14, 2005

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      Jim Rosenberg

Tabatha Akins, Staff Accountant

Mail Stop 6010

Re:     Viral Genetics, Inc. – File No. 000-26875

Form 10-KSB for the fiscal year ended December 31, 2004

Dear Mr. Rosenberg and Ms. Akins:

The following are our responses to the September 16, 2005 comment letter.

Item 6.     Management's Discussion and Analysis or Plan of Operations, page 18

Plan of Operation, page 18

Background, page 18

1.	Please provide to us, in disclosure-type format, management’s plans to overcome the financial difficulties. In your discussion, please address the ability or inability to generate sufficient cash to support your operations during the twelve-month period following the date of the financial statements. Refer to Section 607.02 of the Financial Reporting Codification.

        We would propose to add the following discussion to Item 6:

Viral Genetics is a development stage company with no revenues. We are dependant on capital obtained from outside sources to fund our operations.

Pharmaceutical products have an extended development and approval process, which we have pursued during the past year with our product VGV-1 and we intend to continue to pursue over the next 12 months and in the foreseeable future beyond that period. We have not filed an Investigational New Drug application in the United States. We are in the process of preparing an application for filing, but the United States regulatory approval process usually takes years, so we do not expect there will be any domestic sales of our product for at least several years. The Company is now completing a clinical trial in South Africa, the results of which are expected in the first quarter of 2006. If the trial produces positive results that lead to market approval in South Africa, the Company could be in a position to begin generating revenue from product sales overseas within the next 12 to 24 months. At this point it is impossible to predict whether any such sales could be significant to the Company. If the trial results are promising but a second trial is required, we will be required to invest in a second clinical trial; however in this case, based on our current arrangement with our distribution management agent, only half of these expenses would be the Company’s obligation. If the trial is unsuccessful altogether or is inconclusive, we will be required to reconsider the next phase of our business plan which will likely include additional earlier-stage research.

Since the Company does not have revenue from product sales, it is dependent on debt and equity financing and on funding derived from distribution arrangements. General and administrative expenses over the next 12 months are estimated at approximately $1.2 million. If the Company is able to obtain market approval for its product in South Africa, the Company estimates it will require approximately $10 million of additional working capital to ramp up production of VGV-1. If additional clinical trials overseas are required, the Company estimates that approximately $1 million would be required to pursue that effort.

There is no assurance that the Company will be able to obtain funding for its proposed operations over the next 12 months. Whether it will be able to do so depends on a number of factors beyond its control, including, but not limited to, the success or failure of on-going clinical trials, the requirements and progress of regulatory approval processes, and the availability of capital from third party sources. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

Financial Statements – December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1

2.	We note that the opinion of your auditors limits its compliance with PCAOB standards to only the “auditing” standards. This appears to be a more limited standard than is required by paragraph 3 of PCAOB Auditing Standard No. 1. Please have your auditors confirm to us that they complied with all of the PCAOB “standards”.

The auditors have supplied us with a new report on the December 31, 2004 financial statements using the prescribed language of the PCAOB including the reference to PCAOB standards, and not PCAOB audit standards. We will file that report with any other amendments arising out of the comment letter in an amended Form 10-KSB for 2004.

Note 4 – Patents, page 14

3.	We note that the company will begin amortizing patents “once the Company begins production”. Please tell us how this complies with GAAP. We believe that paragraphs 11 and 12 of SFAS 142 require that the patents be amortized over their useful life using a method that reflects the pattern in which economic benefits will be consumed. However, if a pattern of economic benefits cannot be reliable determined, which appears to be your case, the straight-line amortization method should be used commencing upon acquisition of the intangible asset. Further please provide us in disclosure-type format information about goodwill and patents as required by paragraphs 44 and 45 of SFAS 142.

The Company began amortizing its patents in the quarter ending June 30, 2005, under the understanding that the value originally ascribed to Patents and Goodwill was not to be treated as having an indefinite life, subject to impairment. The Company has patents from foreign filings which now have definite lives. The Company has elected to amortize this value over twenty years, although it would be subject to impairment if the underlying medical products prove not to be efficacious.

Originally the company had regarded the value ascribed to Patent and Goodwill as patents which had not been placed in service awaiting the approval of regulatory agencies. With the adoption of SFAS No. 142, the Company regarded the value ascribed to Patents and Goodwill as Goodwill with an indefinite life subject to impairment. Actually the amount is part of each of these accounts. As of the June 30, 2005 Review, the Company began to treat the whole amount as patents subject to amortization. The Company has expensed all other patent expenses as operating costs. This amount under Goodwill and Patents represent the value ascribed to the original purchase of the technology from third parties and others in the formation of the predecessor company back in 1995. The amount attributable to the Patents account is not considered material.

Notwithstanding this, we have begun the amortization in 2005 based upon the interpretation that a definite life has now been determined. If the Staff believes that the amortization should have started in 2002 with the adoption of SFAS No. 142, we would not be adverse to making such disclosure and amending the filings accordingly.

Note 5 – Commitments and Contingencies, page 14

Distribution Agreements, page 15

4.	It appears that the distribution right discussed here are what resulted in the gain categorized a “Sale of distribution rights” in your statement of operations on page 3. If so, please tell us how the amount disclosed in the last paragraph relates to the amount disclosed in the statement of operations. If they are unrelated, then please tell us where this sale is addressed within the notes to your financial statements.

The discussion of Distribution rights is included on Pages 15 and 16 of the financial statements. Assuming your comment is addressed to the last paragraph and not the paragraph on page 15, the breakdown of the distribution rights proceeds was $100,000 and $109,966 from South African operations with now-terminated partners, and $650,000 in cash and $200,000 in debt forgiveness from the South African distribution rights from our current partner as discussed in the last paragraph. Every amount or consideration actually received is included in the $1,059,966. The $400,000, which is also mentioned in our filing, was never received since it was limited to the unexercised and expired options finally granted in the negotiations with the terminated partner.

Note 8 – Notes Payable and Related Party Transactions, page 18

5.	We note that your revised the terms related to these notes in June 2003. Please explain to us, in disclosure type format, the accounting consequences of those revisions. Include the specific terms of the notes that changed other than just the due date. Also provide us your analysis under EITF 98-5 and 00-27 supporting whether or not you recorded a beneficial conversion feature related to the revised notes given that the conversion ratio was less than the apparent then trading price.

The renewal of the loans was negotiated during the first half of 2003 when our common stock was trading at or below $0.30 per share, although the stock price had increased in May and June 2003. Further, during this period, the Company raised capital through private placements of its common stock with arms-length investors at a price of $0.2135. Consequently, the $0.30 conversion price was deemed to be at least fair market value and without any further discounts, and resulting calculations in accordance with EITF 98-5 and 00-27 resulted in no beneficial conversion price. The Company is a small company with limited staff, and sometimes it takes weeks or months to complete negotiations. When the values were determined in March and April of 2003 the conversion price was deemed reasonable. Later in the year, the stock trading price did drop back to the thirty cents level.

Note 11 – Merger and Acquisition, page 22

Acquisitions, page 22

6.	Please tell us, in disclosure-type format, what you acquired in connection with this merger. In your discussion, please include all of the disclosure requirements of paragraph 51 of SFAS 141 including a purchase price allocation.

As stated in Note 11 of the financial statements, Therapeutic Genetic, Inc. was holding $7,504,274 in notes payable and accrued interest at the time of the acquisition. The transaction resulted in an increase in the equity accounts and resulted in 24,308,580 additional shares being issued. An allocation to the shares and underlying warrants resulted in the Company recognizing on a Consolidated basis additions to warrants of $3,226,838 and additions to common stock and additional paid-in capital of $4,277,436. The only remaining assets held by Therapeutic were the notes owed by Viral and the notes were effectively retired by the exchange of stock. There were no other assets to allocated value in this transaction.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please contact Mr. Haig Keledjian at 626-334-5310. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,

/s/Haig
Keledjian

President and Chief Executive Officer